UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71722W107

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,284,269 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,284,269 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,269 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 7,284,269 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,284,269 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,284,269 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,269 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 7,284,269 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,284,269 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,284,269 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,269 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 7,284,269 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,284,269 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,284,269 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,269 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 7,284,269 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,284,269 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,284,269 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,269 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 7,284,269 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

CUSIP No. 71722W107

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Phathom Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 2150 E. Lake Cook Road, Suite 800, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences IX, L.P. (“FLS IX”)

FHMLS IX, L.P.

FHMLS IX, L.L.C.

James Topper (“Topper”)

Patrick Heron (“Heron” and together with Topper, the “Members”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P. The principal business of the Members is to manage FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS IX	—	Delaware, U.S.A.
	FHMLS IX, L.P.	—	Delaware, U.S.A.
	FHMLS IX, L.L.C.	—	Delaware, U.S.A.

Individuals:	Topper	—	United States Citizen
	Heron	—	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FLS IX purchased from the Issuer (including shares purchased from YamadaCo IIA, Inc. which merged with and into the Issuer on March 13, 2019) in a series of private transactions, 4,877,998 shares of Common Stock and unsecured convertible promissory notes representing a principal amount of $20,000,000, such that the aggregate purchase price for both the shares of Common Stock and the unsecured convertible promissory notes is equal to $20,001,442.92. Upon closing of the IPO, the principal amount and accrued interest owed under the unsecured convertible promissory notes held by FLS IX automatically converted into 1,353,640 shares of Common Stock of the Issuer, resulting in FLS IX holding a total of 6,231,638 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 1,052,631 shares of Common Stock of the Issuer at the IPO price of $19.00 per share. FLS IX holds 7,284,269 shares of Common Stock of the Issuer as of the date of this filing (the “FLS Shares”).

The working capital of FLS IX was the source of the funds for the purchase of the FLS Shares. No part of the purchase price of the FLS Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS Shares.

Item 4.	Purpose of Transaction

FLS IX acquired the FLS Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS IX and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

FLS IX is the record owners of the FLS Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS IX, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 28,982,066 shares of Common Stock that were anticipated to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2019.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the IPO, FLS IX and Mr. Topper, along with all of the Issuer’s other directors, executive officers and the holders of substantially all of Issuer’s Common Stock agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any Common Stock or securities convertible into or exchangeable for Common Stock during the period from the date of the lock-up agreements continuing through April 26, 2020, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C.

Note Purchase Agreement

Pursuant to the terms of a Note Purchase Agreement with the Issuer dated May 7, 2019, the investors that purchased convertible promissory notes from the Issuer, including FLS IX, are entitled to rights with respect to the registration of their shares of Common Stock (the “Registerable Securities”) under the Securities Act of 1933, as amended. Beginning six months following the effective date of the IPO, the holders of at least 25%

of the Registrable Securities request in writing that the Issuer effect a registration with respect to all or a part of the Registrable Securities then outstanding where the price to the public of the offering is $10.0 million or more, the Issuer may be required to provide notice to all holders of Registrable Securities and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer has already effected two registrations for the holders of Registrable Securities in response to the demand registration rights, subject to certain exceptions. In addition, if the holders of at least 20% of the Registrable Securities request in writing that we effect a registration with respect to all or a part of the Registrable Securities then outstanding where the price to the public of the offering is $3.0 million or more, the Issuer may be required to provide notice to all holders of Registrable Securities and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer has already effected two registrations on Form S-3 for the holders of Registrable Securities. All of these registration rights will expire, with respect to any particular holder, (i) five years after the closing date of the IPO, or (b) such time at which such holder can sell all shares held by it in compliance with Rule 144 under the Securities Act.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement.

Exhibit C -	Note Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2019	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 4, 2019	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 4, 2019	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 4, 2019	By:	*
James Topper

Date: November 4, 2019	By:	*
Patrick Heron

Date: November 4, 2019	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

Exhibit Index

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on October 15, 2019).

Exhibit C -	Note Purchase Agreement (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1A filed with the Commission on October 15, 2019).